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FOR IMMEDIATE RELEASE	MEDIA CONTACT:
January 31, 2008	Somna Maraj
Edelman
(212) 704-8175

SHAREHOLDER GROUP RESPONDS TO SYMS CORP

LETTER TO SHAREHOLDERS

New York, NY, January 31, 2008 – A group of shareholders led by Barington Capital Group, L.P. and Esopus Creek Advisors LLC that owns over 9.8% of the outstanding shares of Syms Corp released a letter today to its fellow shareholders. The letter responds to the January 28, 2008 letter sent to shareholders by Marcy Syms, the Company’s Chief Executive Officer.

Despite the protests of shareholders, the Company delisted from the New York Stock Exchange on January 14, 2008 and is planning to deregister its shares under the federal securities laws on April 1, 2008. As the Company noted in a December 21, 2007 filing with the Securities and Exchange Commission, “The Company took such action voluntarily, based upon ownership by fewer than 300 holders of record of its shares...” The Company’s stock, which has fallen by over 32% since the Company announced its plans to deregister and delist, now trades on the pink sheets under the symbol “SYMZ.”

“We believe the Company’s recent letter to shareholders, which attempts to support its decision to deregister and delist its shares, is extremely disingenuous. Among other things, it conveniently omits a glaring fact - that approximately $80 million in shareholder value has been lost to date as a result of these actions,” stated Andrew L. Sole, a Managing Member of Esopus Creek Advisors LLC. “The letter also fails to mention that these actions will deprive shareholders of the protections that regulatory oversight provides investors. Simply put, we are convinced that these actions will severely harm the minority shareholders of Syms Corp.”

Members of the shareholder group have begun the process of registering some of their shares in their own names, as the Company may not deregister if it has 300 or more shareholders of record. The shareholder group encourages its fellow shareholders to promptly contact the banks or brokerage firms that hold their shares and do the same. The shareholder group believes that there are over 1,000 shareholders of Syms Corp (most of whom have their shares registered in “street name” rather than in their own name), approximately 240 of which are currently shareholders of record.

A copy of the shareholder group’s letter is attached to this press release.

About Barington Capital Group:

Barington Capital Group, L.P. is an investment firm that, through its affiliates, primarily invests in undervalued, small and mid-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting companies in creating or improving shareholder value. Barington and its affiliates have been shareholders of Syms Corp since February 2004 and own approximately 6.1% of the outstanding common stock of the Company.

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About Esopus Creek Advisors:

Esopus Creek Advisors LLC is the investment advisor of Esopus Creek Value L.P., a private investment fund that invests on behalf of institutions and high net worth individuals. Esopus and/or its affiliates have been shareholders of Syms Corp since 2003 and own approximately 3.6% of the outstanding common stock of the Company.

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January 31, 2008

Dear Fellow Syms Corp Shareholder:

We are members of a group of shareholders that owns over 9.8% of the outstanding shares of Syms Corp. As long-term investors in the Company, we are extremely displeased with the Company’s recent decision to deregister its common stock under the federal securities laws and delist from the New York Stock Exchange, which to date has destroyed approximately $80 million in shareholder value.

We are convinced that the delisting and deregistration will be extremely damaging to the Company’s minority shareholders. Among other things, minority shareholders will lose the visibility and liquidity associated with having the Company’s shares traded on a prominent national stock exchange. In addition, shareholders will no longer be assured access to detailed financial and other information concerning their investment on a continuing basis and will lose the benefit that regulatory oversight from a national stock exchange and the Securities and Exchange Commission provides for investors.

As noted in a January 8, 2008 report published by RiskMetrics Group, a leading provider of corporate governance and proxy advisory services:

“[W]e are skeptical that liquidity will not be adversely affected by a move to the Wild West outpost known as the Pink Sheets. Most issuers expend a lot of effort and expense to achieve a listing on a major exchange. Syms’ eagerness to move against the tide is curious, to say the least...The company’s decision to deregister understandably surprised minority shareholders who have invested in Syms based on an assumption that they would be guaranteed access to audited financial statements and other important disclosure items as long as the company remained public.”

The Company has publicly stated that the delisting and deregistration is expected to generate approximately $750,000 in annual savings. While we are supportive of efforts to reduce expenses, we are shocked that the Syms’ Board would permit cost cutting in areas that are so damaging to the fundamental rights of the public shareholders that it has a fiduciary duty to protect.

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Ms. Syms has attempted to impugn our integrity and motives in her letter to shareholders, which we do not appreciate. Our sole interest, like that of any public shareholder, is to see our investment in Syms Corp grow and prosper without any loss of liquidity or regulatory oversight. If the Company’s is truly focused on the interests of its public shareholders, we suggest that the Board put the decision to deregister and delist to a vote and let the minority shareholders decide for themselves what course of action should be taken. Unfortunately, we strongly doubt that the Company’s management team will ever allow such a vote to take place.

Our shareholder group has filed a lawsuit against the Board of Directors of the Company with the Superior Court of the State of New Jersey, Chancery Division - Bergen County, and a separate class action has been filed by another shareholder with the same court. Both actions seek, among other things, to enjoin the directors from causing the Company to deregister its common stock and to compel the directors to cause the Company to relist its shares on a nationwide securities exchange.

While we intend to vigorously pursue the litigation, there can be no assurance as to how, or when, it will be resolved. As a result, we have begun the process of registering in our own names some of our shares of Syms Corp as the Company may not deregister if it has 300 or more shareholders of record. We strongly encourage our fellow shareholders to promptly contact the banks or brokerage firms that hold their shares and register their shares in their own name or names. While it is our belief that there are over 1,000 shareholders of Syms, most shareholders currently have their shares registered in “street name” (i.e. in the name of the bank or brokerage firm that holds the shares) rather than in their own name. We currently estimate that the Company has approximately 240 shareholders of record.

Thank you for considering this very important matter.

Sincerely,

/s/ James A. Mitarotonda	/s/ Andrew L. Sole	/s/ Ronald J. Gross

James A. Mitarotonda	Andrew L. Sole	Ronald J. Gross
Chairman and CEO	Managing Member	Managing Member
Barington Capital Group, L.P.	Esopus Creek Advisors LLC	RJG Capital Management, LLC

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